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Exhibit 99.3

IN THE HIGH COURT OF JUSTICE CHANCERY DIVISION COMPANIES COURT Mr Registrar Jaques	No. 4149 of 2004

Bookham Technology plc—Form of Proxy

FOR USE AT THE COURT MEETING
TO BE HELD ON MONDAY 16 AUGUST 2004 AT 10.10 A.M.
(or as soon thereafter as the extraordinary general meeting of the Company shall have concluded or been adjourned) at:
The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL

IN THE MATTER OF BOOKHAM TECHNOLOGY PLC
AND
IN THE MATTER OF THE COMPANIES ACT 1985

00000008028

I/We (full name)
(Block capitals please)

of

being (a) holder(s) of Scheme Shares (as defined in the Scheme hereafter mentioned) HEREBY APPOINT the Chairman of the meeting or (see note 1)

as my/our proxy to act for me/us at the meeting of holders of Scheme Shares to be held at 10.10 a.m. on 16 August 2004 at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL (or as soon thereafter as the extraordinary general meeting of the Company shall have concluded or been adjourned) and at any adjournment thereof for the purposes of considering and, if thought fit, approving (with or without modification) the proposed scheme of arrangement referred to in the Notice convening the said meeting (the "Scheme") and at such meeting or at any adjournment thereof to vote for me/us and in my/our name(s) for the said Scheme (either with or without modification, as my/our proxy may approve) or against the said Scheme, as hereunder indicated.

Important:

If you wish to vote in favour of the Scheme, please sign in the box marked "FOR the said Scheme"

If you wish to vote against the Scheme, please sign in the box marked "AGAINST the said Scheme"

	FOR the said Scheme		AGAINST the said Scheme

Signature		OR Signature

	Date		2004

Notes:

1.
If you wish to appoint some other person(s) as your proxy, please delete the words "the Chairman of the meeting" and insert the name and address of your proxy in block capitals in the space provided and initial the alteration.
2.
Please sign in the relevant box above how you wish your vote to be cast in respect of the proposed Scheme. Unless otherwise instructed, the proxy may also vote or abstain from voting at his discretion on any other business which may properly come before the meeting.
3.
In the case of joint holders, any one of them may sign. However, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
4.
The form of proxy should be signed by a member, or his attorney duly authorised in writing and, if a corporation, this form of proxy must be executed under its common seal or under the hand of an officer, attorney or other agent duly authorised in writing in that behalf or, if a corporation sole, under the hand of a representative thereof duly authorised in writing in that behalf.
5.
This form of proxy should be lodged, together with any power of attorney or other written authority under which it is executed, or an office or notarially certified copy, or a copy certified in accordance with the Powers of Attorney Act 1971 of such power or written authority, with the Company's registrars, Capita IRG Plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not later than 48 hours prior to the Shareholder's Court Meeting, but if this form of proxy and any power of attorney or other written authority or duly certified copy is not so lodged, it may be handed to the Company's registrars, Capita IRG Plc on behalf of the Chairman at the Court Meeting before the taking of the poll.
6.
The completion and return of this form of proxy will not preclude you from attending and voting at the Court Meeting in person if you wish to do so.
7.
Any alteration to this form of proxy made after the date of signing must be initialled by the person who signs it.
8.
The person appointed as your proxy need not be a member of the Company, but must attend the Court Meeting in person to represent you.
9.
Entitlement to attend and vote at the meeting and the number of shares which may be cast thereat will be determined by reference to the register of members of the Company at 6.00 p.m. on the day which is two days before the meeting or any adjourned meeting (as the case may be).

If you have any queries about the completion of this form of proxy you should contact the shareholder helpline on 0870 162 3120 from within the UK (or +44 (0)20 8639 3305 from outside the UK) during normal business hours Monday to Friday.

Merrill Corporation Ltd, London
04LON1946

BUSINESS REPLY SERVICE LICENSE No. SEA 10846
Capita Registrars (Proxies) PO Box 25 Beckenham Kent BR3 4BR

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  Exhibit 99.3